UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 30, 2021

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 609, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: November 24, 2021	By:	/s/ “Gali Bar-Ziv”
Gali Bar-Ziv President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the nine-month period ended September 30, 2021

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Financial Statements
As at September 30, 2021

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management.  These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available.  The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Financial Statements
As at September 30, 2021

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Balance Sheets
As at September 30, 2021 and December 31, 2020
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	September 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash and cash equivalents		1,184,547	$1,212,778
Accounts and grants receivable	5	1,013,424	973,852
Prepaid and other receivables		113,605	168,932
		2,311,576	2,355,562
Non-Current Assets
Property and equipment	6	18,195	23,685
Right-of-use assets	7	-	16,788
TOTAL ASSETS		$2,329,771	$2,396,035

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		62,723	$82,125
Accrued liabilities		113,694	138,715
Contract liability	8	247,794	218,566
Lease obligation	7	-	19,600
		$424,211	459,006

Non-Current Liabilities
Loan payable	9	80,000	70,000
TOTAL LIABILITIES		$504,211	529,006

Equity
Share capital	10	21,914,722	21,914,722
Share-based payment reserve	11	4,073,956	4,072,176
Accumulated other comprehensive income		(401,802)	(352,764)
Deficit		(23,761,316)	(23,767,105)
TOTAL EQUITY		1,825,560	1,867,029
TOTAL EQUITY AND LIABILITIES		$2,329,771	$2,396,035

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 24, 2020.

/s/ Gali Bar-Ziv	/s/ Laurent Mareschal
Director	Director

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three-month and nine-month ended September 30, 2021 and 2020
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended September 30		For the nine months ended September 30
		2021	2020	2021	2020

Revenue	15,17	163,493	$68,775	1,343,091	$1,143,288

Expenses

Selling, general and administrative expenses	13	264,444	275,419	782,138	28,808
Bad debt		-	-	-	32,386
Direct costs		77,796	39,986	251,161	159,327
Development costs		90,969	88,972	196,473	187,200
Share-based payment	10	-	6,209	1,780	20,055
Depreciation – right-of-use assets	7	-	22,469	16,788	67,408
Depreciation – property and equipment	6	961	3,469	4,485	10,378
Total Expenses		434,170	436,524	1,252,825	505,562

Profit / (Loss) from Operations		(270,677)	(367,749)	90,266	637,726

Net Finance Charges

Interest expense		4,827	5,238	10,568	(2,683)
Foreign exchange (gain) / loss		19,735	(16,746)	(9,939)	41,646

Profit / (Loss) before Tax		(295,239)	(356,241)	89,637	598,763

Income Tax Expense (Recovery)	11	(13,144)	904	83,848	97,960

Net Profit / (Loss) for the Period		(282,095)	(357,145)	5,789	500,803

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		55,515	(43,578)	(49,038)	55,356

Total Comprehensive Income / (Loss), Net of Tax		(226,580)	$(400,723)	(43,249)	$556,159

Earnings /(Loss) per Share
Basic		$(0.01)	$(0.01)	$0.00	$0.02
Diluted		$(0.01)	$(0.01)	$0.00	$0.01

Weighted Average Number of Common Shares Outstanding
Basic		35,529,132	35,529,132	35,529,132	35,529,132
Diluted		38,499,748	39,769,136	39,769,192	37,718,792

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
For the nine-months ended September 30, 2021 and 2020
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at December 31, 2019	35,529,192	$21,914,722	$4,049,032	$(319,994)	$(24,877,484)	$766,276
Loss for the period	-	-	-	-	500,803	500,803
Other comprehensive loss	-	-	-	55,356	-	55,356
Share-based payments charged to operations	-	-	20,055	-	-	20,055
Balance as at September 30, 2020	35,529,192	$21,914,722	$4,069,087	$(264,638)	$(24,376,681)	$1,342,490
Income for the period	-	-			609,576	609,576
Other comprehensive income	-	-		(88,126)		(88,126)
Share-based payments charged to operations	-	-	3,089			3,089
Balance as at December 31, 2020	35,529,192	$21,914,722	$4,072,176	$(352,764)	$(23,767,105)	$1,867,029
Income for the period	-	-	-	-	5,789	5,789
Other comprehensive income (loss)	-	-	-	(49,038)	-	(49,038)
Share-based payments charged to operations	-	-	1,780	-	-	1,780
Balance as at September 30, 2021	35,529,192	$21,914,722	$4,073,956	$(401,802)	$(23,761,316)	$1,825,560

No preference shares were issued as of September 30, 2021.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine-month ended September 30, 2021 and 2020
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income (Loss) for the period	$(282,095)	$(357,145)	$5,789	$500,803
Adjustments to Net Income (Loss) for Non-Cash Items:
Share-based payment	-	6,209	1,780	20,055
Unrealized foreign exchange (gain)/loss	55,518	(66,324)	(45,782)	(21,791)
Bad debt expense	-	-	-	32,386
Loan forgiveness	-	-	(10,000)	-
Depreciation	961	25,938	21,273	77,786
Operating Income (Loss) before Working Capital Changes	(225,616)	(391,322)	(26,940)	609,239

Working Capital Adjustments:
(Increase) / decrease in accounts and grants receivable	175,357	733,852	(39,572)	589,119
(Increase) / decrease in prepaid and other receivables	(6,421)	47,118	55,327	36,926
Increase / (decrease) in accounts payable	(39,119)	(68,471)	(19,405)	(151,437)
Increase / (decrease) in accrued liabilities	2,582	(16,165)	(25,021)	(64,627)
Increase / (decrease) in contract liability	(14,278)	35,958	29,228	(18,501)
Lease obligation	-	-	(19,600)	-
Cash Provided by (Used in) Operations	(107,495)	340,970	(45,983)	1,000,719

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	-	(2,248)	-
Net Cash Flows Used in Investing Activities	-	-	(2,248)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Increase / (decrease) in lease obligation	-	(18,962)	-	(55,772)
Interest of lease obligation	-	10,437	-	32,427
Proceeds from loans	-	-	20,000	40,000
Net Cash Flows Provided By (Used in) Financing Activities	-	(8,525)	20,000	16,655
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(107,495)	332,445	(28,231)	1,017,374
Cash and Cash Equivalents, Beginning of the Period	1,292,042	1,127,418	1,212,778	442,489
Cash and Cash Equivalents, End of the Period	$1,184,547	$1,459,863	$1,184,547	$1,459,863

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol “LM” and inter-listed on the OTC Markets under the symbol “LMDCF” and Frankfurt Stock Exchange under the symbol “LIMA”. The condensed consolidated interim financial statements of the Company as at and for the period ended September 30, 2021 comprise the Company and its wholly-owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Lingo Group Limited., ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., and Parlo Corporation (the “Group”).

Lingo Media is an EdTech company that is ‘Building a multilingual world’ through innovative online and print-based technologies and solutions. The Group provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies provides online training and assessment for language learning. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 609, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements for the period ended September 30, 2021 were approved and authorized by the Board of Directors on November 24, 2020.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at September 30, 2021. Control exists when the Company is exposed to or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINIFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of expected credit loss

●	Recognition of internally developed intangibles

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2020.

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	September 30, 2021	December 31, 2020
Trade receivable	$848,424	$973,852
Grants receivable	165,000	-
	$1,013,424	$973,852

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

5.	ACCOUNTS AND GRANTS RECEIVABLE (Cont’d)

As at September 30, 2021, the Company had accounts receivable of $69,179 (2020- $200,726) greater than 30 days overdue and not impaired.

6.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2020	$84,828	$33,180	$118,008
Effect of foreign exchange	2,657	-	2,657
Cost, September 30 2020	$87,485	$33,180	$120,665
Additions	2,319	-	2,319
Effect of foreign exchange	(2,852)	-	(2,852)
Cost, December 31, 2020	$86,952	$33,180	$120,132
Additions	2,248	-	2,248
Disposal	(33,384)	-	(33,384)
Effect of foreign exchange	(172)	-	(172)
Cost, September 30, 2021	$55,644	$33,180	$88,824

Accumulated depreciation, January 1, 2020	$59,567	$23,226	$82,793
Charge for the period	3,979	6,399	10,378
Effect of foreign exchange	323		323
Accumulated depreciation, Sept. 30, 2020	$63,869	$29,625	$93,494
Charge for the period	1,335	2,133	3,468
Effect of foreign exchange	(515)		(515)
Accumulated depreciation, December 31, 2020	$64,689	$31,758	$96,447
Charge for the period	3,063	1,422	4,485
Disposal	(30,134)	-	(30,134)
Effect of foreign exchange	(169)	-	(169)
Accumulated depreciation, Sept. 30, 2021	$37,449	$33,180	$70,629

Net book value, December 31, 2020	$22,263	$1,422	$23,685
Net book value, September 30, 2021	$18,195	$-	$18,195

7.	RIGHT-OF-USE ASSETS

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5 year term after that date. The Company did not renew the lease on expiry and the lease was expired on February 28, 2021.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$-
Between 1 and 5 years	-
$-

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

7.	RIGHT-OF-USE ASSETS (Cont’d)

The Company subleased Suite 609 at 151 Bloor Street West, Toronto Ontario. It also has equipment leases and office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term lease and low dollar value. The Beijing office lease expense for the period is $7,119.

The Company’s lease obligation and movements therein during the period ended September 30, 2021:

Lease Obligation
Lease obligation as of January 1, 2020	$574,762
Accretion on lease liability	32,427
Lease payment	(88,198)
Lease obligation at September 30, 2020	$518,991
Accretion on lease liability	10,055
Lease payment	(29,400)
Adjustment from lease reassessment	(480,046)
Lease obligation at December 31, 2020	$19,600
Lease payment	(19,600)
Lease obligation at September 30, 2021	$-

The Company’s right-of-use assets and movements therein during the period ended September 30, 2021:

Office Lease
Right-of-use assets at January 1, 2020	$514,181
Accumulated depreciation, January 1, 2020	(83,381)
Depreciation on right-of-use assets	(67,408)
Accumulated depreciation, September 30, 2020	(150,789)
Right-of-use assets at September 30, 2020	$446,773
Adjustment from lease reassessment	(480,047)
Depreciation recovery on right-of-use assets	50,062
Right-of-use assets at December 31, 2020	$16,788
Depreciation on right-of-use assets	(16,788)
Right-of-use assets at September 30, 2021	$-

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

8.	CONTRACT LIABILITY

The following table presents changes in the contract liabilities balance:

Balance, January 01, 2020	$192,958
Amounts invoices and revenue deferred as at September 30, 2020	159,263
Recognition of deferred revenue included in the period	(177,764)
Balance, September 30, 2020	174,457
Amounts invoices and revenue deferred as at December 31, 2020	107,964
Recognition of deferred revenue included in the period	(63,855)
Balance, December 31, 2020	218,566
Amounts invoices and revenue deferred as at September 30, 2021	325,603
Recognition of deferred revenue included in period	(296,375)
Balance, September 30, 2021	$247,794

9.	LOAN PAYABLE

In 2020, the Company received loans of $100,000 through Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian small business during the COVID-19 pandemic. The CEBA loan has an initial term date on December 31, 2021 (the “Initial Term Date”) and may be extended to December 31, 2025. The CEBA Loan is non-revolving, with an interest rate being 0% per annum prior to the initial Term Date. Repayment of principal is not required before December 31, 2022. The loan payments can be made at any time without fees or penalties. Repaying the balance of the CEBA loan on or before December 31, 2022 will result in a loan forgiveness of $30,000. During the period, the Company received $20,000 additional CEBA loan and loan forgiveness $10,000 has been recorded as a reduction of general and administrative expense.

10.	SHARE CAPITAL

Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

11.	SHARE-BASED PAYMENTS

In December 2017, the Company amended its stock option plan (the “2017 Plan”). The 2017 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2017 Plan is limited to 7,105,838 shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan, the 2009 Plan and the 2011 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2017 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

11.	SHARE-BASED PAYMENTS (Cont’d)

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2017 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2017 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract
Outstanding as at January 1, 2020	6,642,000	$0.13	1.52
Granted	450,000	0.05
Expired	(90,000)	0.23
Forfeited	(122,000)	0.18
Outstanding as at September 30, 2020	6,880,000	$0.12	0.90
Expired	(2,640,000)	$0.20
Outstanding as at December 31, 2020	4,240,000	$0.07	0.58
Forfeited	(185,000)	$0.05
Outstanding as at September 30, 2021	4,055,000	$0.07	0.29

Options exercisable as at September 30, 2020	6,720,000	$0.12
Options exercisable as at December 31, 2020	4,127,500	$0.07
Options exercisable as at September 30, 2021	4,055,000	$0.07

The weighted average remaining contractual life for the stock options outstanding as at September 30, 2021 was 0.29 years (2020 – 0.9 years, 2010 –1.77 years). The range of exercise prices for the stock options outstanding as at September 30, 2021 was $0.05 - $0.13 (2020- $0.05 - $0.23 , 2019 - $$0.07-$0.23). The weighted average grant-date fair value of options granted to management, employees, directors and consultants in February 2020 was estimated at $0.0355 (2020 - $0.0355, 2019 - $0.0519) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed immediately.

The pricing model assumes the weighted average risk free interest rates of 1.37% (2010 – 1.37%, 2019 – 2.19%) weighted average expected dividend yields of nil (2020 – nil, 2019 – nil), the weighted average expected common stock price volatility (based on historical trading) of 123% (2020 – 123%, 2019 – 105%), a forfeiture rate of 0% (2020 – 0%, 2019 – 0%), a weighted average stock price of $0.05 (2020 - $0.20, 2019 - $0.07), a weighted average exercise price of $0.05 (2020 - $0.05, 2019 - $0.07), and a weighted average expected life of 3 years (2020 – 2.85 years, 2019 – 2.85 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

12.	TAX EXPENSE

Income tax expense is accrued upon recognition of revenue and is withheld at source on remittances from China.

13.	GOVERNMENT GRANTS AND SUBSIDY

Government Grants

Included as a reduction of selling, general and administrative expenses are government grants of $168,721 (2020 -$279,017), relating to the Company’s publishing projects. At the end of the period, $165,000 ( 2020 - $ Nil ) is included in accounts and grants receivable.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

Canada Emergency Wage Subsidy

The Canada Emergency Wage Subsidy (“CEWS”) was announced on March 27, 2020. Effective April 11, 2020, the CEWS came into force providing a wage subsidy to eligible Canadian employers to enable them to continue to pay their Canadian employees through their own payroll. Due to the negative impact of COVID-19, the Company applied CEWS and recorded $14,637 was received during the period to reduce General and Administrative Expense.

Technation Canada – Career Ready Program

Career Ready Program is part of the Government of Canada’s Student Work Placement Program. It supports businesses by financing their decision to hire a student for a work-term placement. This in turn creates a rewarding opportunity for the student to apply their learning in real-world setting and puts them on a path to a bright career. During the period, the Company receive $7,500 from the program. It has been recorded as a reduction of General and Administrative Expense.

14.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

14.	FINANCIAL INSTRUMENTS (Cont’d)

a.	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $97,025 (2020 ‑ $79,357) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at September 30, 2021 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of September 30, 2021 are as follows:

US Denominated USD
Cash	794,820
Accounts receivable	666,196
Accounts payable	24,979

b.	Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. On September 30, 2021, the Company had cash of $1,184,547, accounts and grants receivable of $1,013,424 and prepaid and other receivables of $113,605 to settle current liabilities of $424,211.

c.	Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As of September 30, 2021, the Company has outstanding trade receivables of $848,424 (2020 - $249,383). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

15.	MAJOR CUSTOMER

The Company had sales to a major customer in the period ended on September 30, 2021 and on September 30, 2020, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the period was 68% (2020 – 79%) and the total percentage of accounts receivable on September 30, 2021 was 97% (2020 – 86%).

16.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2021 or in 2020.

17.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

License of intellectual property: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online and Offline Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) language learning, training, and assessment company. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. The Company also provides offline licenses for the right to use perpetual language-learning.

Transactions between operating segments and reporting segment are recorded at the exchange amount and eliminated upon consolidation.

Segmented Information (Before Other Financial Items Below)

September 30, 2021	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$253,937	$2,036,439	$39,394	$2,329,770
Segmented liabilities	333,207	105,415	65,589	504,211
Segmented revenue - online	425,796	-	-	425,796
Segmented revenue - royalty	-	917,295	-	917,295
Segmented direct costs	89,108	162,053	-	251,161
Segmented selling, general & administrative	139,122	260,665	382,351	782,138
Segmented profit / (loss)	297	390,475	(382,574)	8,198

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

17.	SEGMENTED INFORMATION (Cont’d)

September 30, 2020	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$238,375	$1,991,878	$37,614	$2,267,867
Segmented liabilities	214,975	631,445	78,958	925,377
Segmented revenue-online	231,943	-	-	231,943
Segmented revenue-royalty	5,998	905,347	-	911,345
Segmented direct costs	85,766	73,562	-	159,327
Segmented selling, general & administrative	(560,557)	143,522	445,843	28,808
Segmented profit / (loss)	491,469	514,629	(446,277)	559,821

September 30, 2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$83,575	$1,352,840	$37,643	$1,474,058
Segmented liabilities	210,011	434,559	421,054	1,065,624
Segmented revenue online	204,632	920,082	-	1,124,714
Segmented revenue royalty	53,916	66,116	-	120,031
Segmented direct costs	117,510	128,115	404,909	650,534
Segmented selling, general & administrative	(121,555)	445,723	(405,449)	(81,281)
Segmented profit / (loss)	$83,575	$1,352,840	$37,643	$1,474,058

Other Financial Items	2021	2020	2019
Online English Language Learning segmented income (loss)	$1,075	$491,469	$(121,555)
Print-Based English Language Learning segmented income	390,475	514,629	445,723
Head office	(382,574)	(446,277)	(405,449)
Foreign exchange	9,939	(41,646)	(28,739)
Interest income (expense)	(11,346)	2,683	(34,918)
Share-based payment	(1,780)	(20,055)	(81,115)
Other comprehensive income (loss)	(49,038)	55,356	(5,223)
Total Comprehensive Income (Loss)	$(43,249)	$556,159	$(231,276)

Revenue by Geographic Region

	2021	2020	2019
Latin America	$100,251	$196,377	$71,927
China	917,295	910,637	927,840
Other	315,545	36,274	24,947
	$1,343,091	$1,124,714	$1,227,032

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

17.	SEGMENTED INFORMATION (Cont’d)

Identifiable Non-Current Assets by Geographic Region

	2021	2020	2019
Canada	$17,810	$473,462	$1,466,198
China	385	482	7,859
	$18,195	$473,944	$1,474,058

18.	SUPPLEMENTAL CASH FLOW INFORMATION

	2021	2020	2019
Income taxes and other taxes paid	83,848	$97,960	$142,940
Interest paid	12,405	34,198	27,590
Interest received	1,837	$36,881	-

19.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)
For the nine-month period ended September 30, 2021, the Company charged $6,430 (2020 - $15,300) to corporations with directors or officer in common for rent, administration, office charges and telecommunications.

(b)	During the period ended June 30, 2021, the company paid $6,300 director fees to independent directors

(c)
Key management compensation for the nine-month period ended September 30, 2021 was $238,500 (2020 – $279,266) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which $Nil (2020 - Nil) of the management compensation is included in accrued liabilities.

20.	COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
For the period ended September 30, 2021
(Unaudited - See Notice to Reader)

20.	COVID-19 (Cont’d)

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection. In addition, the company is eligible and has applied for certain government subsidies, additional grants and interest-free loans, which will be reflected in the subsequent period financial statements.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which fit the challenges schools and universities are facing by providing online language learning solutions. In addition, the Company has designed a number of programs to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.